Athelytix Inc.



ANNUAL REPORT

10333 Avenida Magnifica

San Diego, CA 92131

(714) 504-4436

https://athelytix.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Athelytix, Inc. ("Athelytix" or the "Company") is a corporation organized under the laws of the state of Delaware that produces laser based system to capture analytics for athletes, primarily baseball and softball, known as "THE GRID". "THE GRID", targets baseball and softball training from youth to pro and links precise data from each "event" (e.g. pitch, catch, and/or hit) with HD video to identify each player's optimal mechanics. The implementation of the Athelytix Grid is transacted as a revenue share with limited sales. This provides ever-increasing and ongoing revenue as more and more facilities obtain The GRID and will benefit the scalability of the product. Using lasers as a beam interrupt is the most accurate way to measure sports object data and is not influenced by the Doppler effect, or, Infrared requirements to eliminate ambient light. Athelytix' patent protects its rights for this game-changing technology.

The Company currently has a patent (USPTO Patent issued August 8, 2017, PATENT # 9,726,479 B2; "System for Determining the Position, Speed or Trajectory of a Sports Object")

Prior Business Bankruptcy

The Company's CEO and Board Chairman, Stephen Rosen, was involved in a bankruptcy proceeding while serving as CEO of a prior, unrelated company, named TV Magic, Inc. The Ch. 7 bankruptcy was filed in 2013 claiming over $4M in liabilities as a result of class action litigation over the employee/contractor status of several vendors used by TV Magic, Inc. Due to the cost of continuing to litigate the issue, TV Magic chose to cease operations and file its Ch. 7 petition, with the proceeding concluding in 2018.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $0 compared to $0 in fiscal year 2021.

Cost of sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2021.

Gross margins

Gross margins for fiscal year 2022 were $0 compared to $0 in fiscal year 2021.

Expenses

Expenses for fiscal year 2022 were $69,748 compared to $5,326 in fiscal year 2021.

In 2020, 2021, and 2022 we were in stealth mode working on the Proof of Concept so we were maintaining and expanding our Tech stack subscriptions. In 2022 began serious fundraising activities resulting in increased costs associated with due diligence, legal, deck development, and investor marketing.

Historical results and cash flows

The historical financials DO NOT reflect the cash flow and revenues for Athelytix in the future. Upon completion of the Minimal Viable Product (within 6 months of funding) Athelytix will begin placing free systems (revenue share) into facilities across the US and sell systems to MLB and other professional teams that do not rev share. Estimated Athelytix cash flow and annual growth and profit can be seen on the 5-year ProForma.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $133.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Norbert Roland Seufert
Norbert Roland Seufert's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director of Marketing
Dates of Service: January, 2017 - Present
Responsibilities: As Director of Marketing, was responsible for the development of Athelytix' Pitch Deck, Executive Summary, website development and outreach materials.

Name: James Albert Chase Jr.
James Albert Chase Jr.'s current primary role is with Infineon Technologies. James Albert Chase Jr. currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: January, 2017 - Present
Responsibilities: Advise leadership team and facilitate introductions to prospective business partners
Other business experience in the past three years:
Employer: Canosus Ventures
Title: Founder and Principal
Dates of Service: January, 2007 - Present
Responsibilities: I help clients turn great technologies into high growth, profitable businesses.
Other business experience in the past three years:
Employer: Infineon Technologies
Title: Americas Region Marketing and Business Development, Memory Solutions
Dates of Service: February, 2022 - Present
Responsibilities: Various marketing and business development responsibilities for the memory solutions team at Infineon Technologies

Name: Lawrence E. Goldenthal
Lawrence E. Goldenthal's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: COO, General Counsel, and Board Member

Dates of Service: January, 2017 - Present
Responsibilities: Larry is a Shareholder, Board Member, COO and General Counsel and involved in all Operational, Legal, Funding, R&D and day to day operations
Other business experience in the past three years:
Employer: Leg Holdings LLC
Title: President/General Counsel
Dates of Service: January, 2007 - Present
Responsibilities: Handled acquisition negotiations, regulatory and operational startup issues and project and staff management.

Name: Stephen Dennis Rosen
Stephen Dennis Rosen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman, Chief Executive Officer
Dates of Service: January, 2017 - Present
Responsibilities: Co-Founder, Chairman and CEO involved in all aspects of the business including R&D, Operations, and Executive Management. Stephen spends approximately 36 hours per week working for Athelytix.
Other business experience in the past three years:
Employer: UGC Media Group
Title: Co-Founder, Managing Member
Dates of Service: January, 2012 - Present
Responsibilities: Founder of a recognized A/V System Integration Company with major international clients, requiring about 5 hours a week of his time.
Other business experience in the past three years:
Employer: OPM-Services, LLC
Title: Chief Executive Officer
Dates of Service: January, 2014 - Present
Responsibilities: CEO of OPM-Services, a broadcast, AV and software, technology, and business consulting company that has developed multi-platform software and broadcast consulting services to clients in the US and Latin America, requiring about 7 hours a week
Other business experience in the past three years:
Employer: Smart Screen Networks, Inc.
Title: Chief Visionary Officer
Dates of Service: October, 2012 - December, 2022
Responsibilities: CVO for Smart Screen Networks, a software company for organizing all digital media types for content creators and enterprise user to deliver a quality user experience to mult-platform devises to broadband to IPTV.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Norbert Seufert
Amount and nature of Beneficial ownership: 1,118,000
Percent of class: 28.44
Title of class: Class A Common Stock

Stockholder Name: Stephen Rosen
Amount and nature of Beneficial ownership: 970,000
Percent of class: 24.67

RELATED PARTY TRANSACTIONS

Name of Entity: OPM-Services, LLC
Names of 20% owners: Susan C Martinko-Rosen and Stephen D Rosen
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: OPM will be providing management, direction, oversight, project management, hardware and software development services, accounting and business operations consulting
Material Terms: OPM will provide services noted above for a rate of $250.00 per hour with a maximum monthly of $10,000

Name of Entity: Vasiliauskas Holdings, LLC
Names of 20% owners: Jared Vasiliauskas
Relationship to Company: Director
Nature / amount of interest in the transaction: Baseball Consulting, Relationship Building, Business Introductions in industry and legal counsel.
Material Terms: Entity will provide the aforementioned services at $250 per hour with a monthly maximum of $3,000

Name of Entity: LEG Holdings, LLC
Names of 20% owners: Lawrence Goldenthal
Relationship to Company: Director
Nature / amount of interest in the transaction: Supervision of Operations, Coordination of vendors, Relationship Building, Contract negotiation and legal counsel.
Material Terms: The entity will provide services as noted above at $250.00 per hour with a monthly maximum of $10,000

Name of Entity: Dan Evans 108, LLC
Names of 20% owners: Dan Evans
Relationship to Company: Director
Nature / amount of interest in the transaction: Relationship Building, Business Introductions in industry, Key Accounts Management, R&D Team
Material Terms: Entity will charge at $250.00 per hour with a monthly maximum of $3,000

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Non Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 486,220 of Class B Non Voting Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 3,931,500 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Non Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the recreational & technology development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Non Voting Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates have been relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or oper-ational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing recreational, technology-based products and services. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational GRID or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products We currently operate a working prototype of our GRID technology at a commercial sports facility. However, it is possible that there may never be an operational marketable product or that the product may never be used to engage in transactions. It is possible that the failure to release the marketable product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our GRID. Delays or cost overruns in the development of our GRID which we intend to take to market and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Class B Non Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine in-struct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that based upon our novel, patented technology, and that with the Company's contacts as well as with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a fast enough rate to be able to move the Company forward. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have similar products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing additional, similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Athelytix Inc. was formed on January 30, 2017, and does not intend to enter the commercial marketplace until 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of any stock of the Company. We are an early stage company and have limited revenue and operating history The Company has a short history, no paying customers, and no current revenue. If you are investing in this Company, it's because you think that Athelytix and its technology is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price products properly and license and sell sufficient products in the marketplace so that the Company will succeed. Further, the Company has not yet generated revenue and has never turned a profit and there is no assurance that the Company will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patent(s) trademarks or copy-rights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent (s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copy-right(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Athelytix or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Athelytix could harm our reputation and materially negatively impact our financial condition and business. Ability to meet inventory demands. Once we are to market, Athelytix may need additional capital to manufacture and place initial GRID systems. Due to the anticipated high demand, this could create a situation where opportunities are lost if we are unable to secure additional funding, as interested customers are unwilling to purchase or place our product due to the lack of inventory available. Supply chain issues are other international risks that could increase the cost of raw materials and delay the manufacture of GRIDS. International inflationary pressures could impact the cost of materials and shipping costs. New Competitors in the Market The Sports Technology space is ever-evolving, and interested stakeholders are generally looking for new updates and technology. While Athelytix has a unique position of constructing our GRID with open architecture, we are currently unavailable to collect in-game data. There are other products that can collect similar data in a game. It is possible that our stakeholders will prefer future technology that can collect in-game data which could cause a decrease in revenue and demand. The Company's Chief Executive Officer was involved in a prior business-related bankruptcy. The Company's CEO and Board Chairman, Stephen Rosen, was involved in a bankruptcy proceeding while serving as CEO of a prior, unrelated company, named TV Magic, Inc. The Ch. 7 bankruptcy was filed in 2013 claiming over $4M in liabilities as a result of class action litigation over the employee/contractor status of several vendors used by TV Magic, Inc. Due to the cost of continuing to litigate the issue, TV Magic chose to cease operations and file its Ch. 7 petition, with the proceeding concluding in 2018. Although he no longer has any connection with TV Magic, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who managed a prior company that filed for bankruptcy. The Company's Chief Executive Officer currently has multiple roles. The CEO of Athelytix, Inc. (Stephen Rosen) currently splits his time between managing and operating UGC Media Group, OPM-Services, LLC, and Athelytix. Although Stephen intends to devote more of his time to Athelytix moving forward, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Athelytix raises approximately $1,000,000 or more, Stephen plans to devote only minimal time to UGC Media Group and OPM-Services and focus mainly on Athelytix.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Athelytix Inc.

By /s/ *Stephen D. Rosen*

Name: <u>Athelytix, Inc</u>

Title: Chairman and CEO

Exhibit A

FINANCIAL STATEMENTS

ATHELYTIX, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Athelytix, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Athelytix, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 3, 2023
Los Angeles, California

ATHELYTIX INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 133	$ 33
Total Current Assets	**133**	**33**
Total Assets	**$ 133**	**$ 33**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	**-**	**-**
STOCKHOLDERS EQUITY		
Common Stock Class A	393	339
Additional Paid in Capital	581,454	511,661
Retained Earnings/(Accumulated Deficit)	(581,715)	(511,967)
Total Stockholders' Equity	**133**	**33**
Total Liabilities and Stockholders' Equity	**$ 133**	**$ 33**

See accompanying notes to financial statements.

ATHELYTIX INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	37,868	3,025
Sales and Marketing	31,880	2,301
Total operating expenses	69,748	5,326
Operating Income/(Loss)	(69,748)	(5,326)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(69,748)	(5,326)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (69,748)	$ (5,326)

See accompanying notes to financial statements.

ATHELYTIX INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	3,391,500	**$ 339**	**$ 511,661**	**$ (506,641)**	**$ 5,359**
Net income/(loss)				(5,326)	(5,326)
Balance—December 31, 2021	3,391,500	339	511,661	$ (511,967)	**$ 33**
Capital Contribution	540,000	54	69,794		69,848
Net income/(loss)				(69,748)	(69,748)
Balance—December 31, 2022	**3,931,500**	**$ 393**	**$ 581,454**	**$ (581,715)**	**$ 133**

See accompanying notes to financial statements.

ATHELYTIX INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(69,748)	$	(5,326)
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		-
Accounts Payable		-		-
Net cash provided/(used) by operating activities		**(69,748)**		**(5,326)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution by the founders		69,848		-
Net cash provided/(used) by financing activities		**69,848**		**-**
Change in Cash		100		(5,326)
Cash—beginning of year		33		5,359
Cash—end of year	**$**	**133**	**$**	**33**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Athelytix, Inc. was incorporated in January 17, 2017 in the State of Delaware and has been registered as a foreign corporation doing business in the State of California since that time. The financial statements of Athelytix Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located

Analytix are transforming the world of sports and training by providing measurement data on all aspects of athletic performance. Athelytix' patented GRID system uses optical lasers to track speed and trajectory of sports objects for use in training and recreation. Our technology combines precise data with a video capture of every "event" (e.g. hit or pitch) to identify a player's optimal mechanics. This feedback can accelerate a player's development Our initial target is the nineteen million active baseball and softball participants in the U.S. The system can be deployed at batting cages, stadiums, sports complexes and practice facilities. And because our patent covers the use of lasers across all sports, we have opportunities in entertainment, retail and gaming across a wide variety of sports.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Athelytix Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues through the sale of its patented GRID system which uses optical lasers to track speed and trajectory of sports objects for use in training and recreation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2023 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock of class A and class B non-voting with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 3,931,500 shares and 3,391,500 shares of Class A have been issued and are outstanding, respectively.

4.   DEBT

As of December 31, 2022, the Company had no debt outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(20,813)	$	(1,589)
Valuation Allowance		20,813		1,589
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(25,052)	$	(4,239)
Valuation Allowance		25,052		4,239
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $83,954 and the Company had state net operating loss ("NOL") carryforwards of approximately $83,954. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 3, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $69,748, an operating cash flow loss of $69,748, and liquid assets in cash of $133, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Stephen D. Rosen, Principal Executive Officer of Athelytix Inc., hereby certify that the financial statements of Athelytix Inc. included in this Report are true and complete in all material respects.

Stephen D. Rosen

Chairman and CEO